Exhibit 99.1

For immediate release

MakeMyTrip reaffirms its Strategic Priorities to further strengthen its category leadership in the Indian market

Gurugram, March 16, 2026: MakeMyTrip Limited (Nasdaq: MMYT) (“MakeMyTrip” or the “Company”), India’s leading travel service provider, today provided an update on its strategic priorities. The Company continues to see robust travel demand in India, over the long term enabled by structural demand drivers including a growing middle class, rising propensity to spend on travel, increasing digital adoption and continued under‑penetration of organized travel services. Over two decades of execution, in addition to being a leading company in the Indian travel market for air ticketing,1 it has also built a leading position across hotels, holiday packages, alternative accommodations and buses in a highly fragmented Indian market, supported by deep supplier relationships, proprietary technology and operating capabilities. The Company’s scale and reach is reflected in 87 million+ lifetime transacted retail customers,2 and over 77,000 SME and large corporate customers,2 549 million+ app downloads,2 32.5 million+ hotel room nights sold under our hotels and package business and 104.6 million+ bus tickets sold,3 underscoring the breadth and resilience of its platform.

MakeMyTrip is pleased to announce multiple initiatives to further strengthen the Company’s leadership in the underpenetrated India travel and tourism market.

Strategic Investments

Since inception in 2000, MakeMyTrip has complemented its organic execution with a disciplined acquisition and investment strategy. Apart from the consolidation in the Indian market with its acquisition of Goibibo and redBus, the Company has made several other investments to expand its capabilities across travel segments with deeper supply integration, cross sell opportunities and greater end to end control across the connected trip journey.

MakeMyTrip has completed the acquisition of majority stake in Flamingo Transworld, a regional group holiday packages business based in India. Flamingo has built a strong presence across Gujarat, Maharashtra, Rajasthan and Madhya Pradesh, with curated group tours known for regional focus, customised experiences and service for domestic and international travellers.

In addition, MakeMyTrip has completed a strategic minority investment in and entered into a partnership with Atlys, a visa processing platform. This investment will allow MakeMyTrip travellers to benefit from a streamlined visa application process powered by Atlys, as well as create an opportunity for MakeMyTrip to cross-sell its travel offerings to Atlys's customer base of outbound travellers. We believe that this will help further expand our market share and consolidate our position in the outbound travel market by creating a differentiated, vertically integrated customer experience.

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1 Based on data from the Directorate General of Civil Aviation in India, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company during fiscal year 2025.

2 As at December 31, 2025.

3 For the nine months ended December 31, 2025.

AI First Organization

One of the biggest areas of organic investment for MakeMyTrip in recent years has been leveraging AI to further enhance the customer experience on its platform, ranging from discovery, booking, in-trip assistance and post-sales support, thereby strengthening its full-stack travel ecosystem. MakeMyTrip plans to employ artificial intelligence to improve the user interface and user experience for its customers and to enable end-to-end travel and trip-planning flows directly on its platform. Through sustained investments in artificial intelligence and machine learning, the company is embedding intelligence across the entire travel lifecycle. Artificial intelligence powers searches and bookings, as well as inspiration, personalized recommendations, itinerary planning, dynamic pricing insights and post-booking support. By enhancing these capabilities with advanced generative artificial intelligence tools, MakeMyTrip aims to strengthen its position as a full-stack travel companion, where customers can move from inspiration and exploration to planning, booking and servicing within a single ecosystem.

MakeMyTrip’s proprietary agentic trip planner called Myra uses a range of foundational, plug-and-play models which are fungible and address several use-cases across MakeMyTrip’s diverse platforms. While these foundational models are one component, the key differentiator is MakeMyTrip’s ability to leverage proprietary user understanding gathered over several years, together with advanced data-science algorithms that enhance personalisation and other value-additive features in its agentic tech stack. With MakeMyTrip’s deep knowledge of customer travel preferences across India and the Indian diaspora globally, we plan to continue developing conversational and agentic interfaces to make travel shopping more intuitive and personalized. Myra engaged in over 55,000 daily conversations4 across multiple languages, including Bengali, Hindi, Kannada, Malayalam, Marathi, Tamil, Telugu, and English.

MakeMyTrip plans to continue this journey by integrating AI throughout the organization to drive benefits for every function. The Company views its AI investments as a key competitive differentiator over the long term, enabling operating leverage while strengthening customer trust and platform relevance over time.

Strengthening India Presence

MakeMyTrip has completed its internal restructuring to combine its key brands operating in India under a single entity, with the merger of RedBus India into MakeMyTrip (India) Private Limited (“MakeMyTrip India”).

As part of its long‑term growth objectives, the Company is evaluating a potential listing of MakeMyTrip India in India, which could provide an additional avenue to access capital, including from domestic institutional and retail investors as well as enable it to provide India‑listed equity as potential consideration for growth initiatives. The Company believes that an India listing can be a catalyst to further boost the MakeMyTrip brand in its core market, strengthen its leadership in India and support longer-term growth.

Any potential India listing remains subject to, among other things, market conditions, regulatory approvals and customary corporate considerations.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions.

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4 During the 90 day period ended February 28, 2026.

Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated June 16, 2025, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We own and operate online travel brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a range of travel services and products in India and overseas. Our services include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, bus ticketing, rail ticketing, car hire, activities and experiences, and ancillary travel requirements such as facilitating access to third-party travel insurance, forex services and visa processing.

We provide our customers with access to domestic full-service and low-cost airlines operating in India and airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, tickets for Indian Railways and bus services operated through all major Indian bus operators.

Disclaimer

This communication is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from MakeMyTrip India or any selling security holder and will contain detailed information about MakeMyTrip India and its management, as well as financial statements.

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

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